UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Fang Holdings Limited

(Name of Issuer)

Class A Ordinary Shares, par value HK$1.00 per share

(Title of Class of Securities)

30711Y300**

(CUSIP Number)

Evenstar Capital Management Limited

Ugland House, P.O. Box 309

Grand Cayman, KY1 – 1104

Cayman Islands

+852 2122 8060

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 27, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP number applies to the Issuer’s American depositary shares, each representing ten Class A Ordinary Shares. No CUSIP number has been assigned to the Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be ‘‘filed’’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30711Y300	13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS Evenstar Capital Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,743,620(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,743,620(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,743,620(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IA

(1)

Represents the number of Class A ordinary shares, par value HK$1.00 per share (“Class A Ordinary Shares”), of Fang Holdings Limited (the “Issuer”) in the form of (i) 9,743,570 Class A Ordinary Shares held by Evenstar Master Fund SPC for and on behalf of Evenstar Master Sub-Fund I Segregated Portfolio (“Evenstar Master Fund SPC”); and (ii) 50 Class A Ordinary Shares held by Evenstar Special Situations Limited (a wholly owned subsidiary of Evenstar Master Fund SPC, hereinafter referred to as “ESSL”).

(2)

This percentage is calculated based on 66,020,679 Class A Ordinary Shares (including underlying Class A Ordinary Shares represented by ADSs) of the Issuer expected to be issued and outstanding as of the close of business on November 25, 2022, as reported in the Issuer’s Form of Proxy For Annual General Meeting, filed as Exhibit 99.3 to the Form 6-K filed with the Securities and Exchange Commission on November 23, 2022.

CUSIP No. 30711Y300	13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS Stoneleigh Int’l Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,688,290(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,688,290(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,688,290(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Represents the number of Class A Ordinary Shares of the Issuer held by Evenstar Master Fund SPC as collateral to secure the obligations of Stoneleigh under the Amended and Restated Put Option Agreement, dated April 2, 2020, among Evenstar Master Fund SPC and Stoneleigh (the “Stoneleigh Put Option Agreement”), of which Stoneleigh has sole voting power and sole dispositive power prior to a default by Stoneleigh under the Stoneleigh Put Option Agreement.

(2)

This percentage is calculated based on 66,020,679 Class A Ordinary Shares (including underlying Class A Ordinary Shares represented by ADSs) of the Issuer expected to be issued and outstanding as of the close of business on November 25, 2022, as reported in the Issuer’s Form of Proxy For Annual General Meeting, filed as Exhibit 99.3 to the Form 6-K filed with the Securities and Exchange Commission on November 23, 2022.

CUSIP No. 30711Y300	13D	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS Anuenue Asset Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,538,430(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,538,430(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,538,430(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IA

(1)	Represents the number of Class A Ordinary Shares of the Issuer held by Geminis Funds SPC.
(2)

This percentage is calculated based on 66,020,679 Class A Ordinary Shares (including underlying Class A Ordinary Shares represented by ADSs) of the Issuer expected to be issued and outstanding as of the close of business on November 25, 2022, as reported in the Issuer’s Form of Proxy For Annual General Meeting, filed as Exhibit 99.3 to the Form 6-K filed with the Securities and Exchange Commission on November 23, 2022.

CUSIP No. 30711Y300	13D	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS Ms. Koon H.A. Tse
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,970,340(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,970,340(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,970,340(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Represents the number of Class A Ordinary Shares of the Issuer in the form of (i) 9,743,570 Class A Ordinary Shares held by Evenstar Master Fund SPC; (ii) 50 Class A Ordinary Shares held by ESSL; (iii) 1,688,290 Class A Ordinary Shares held by Evenstar Master Fund SPC as collateral to secure the obligations of Stoneleigh under the Stoneleigh Put Option Agreement, of which Stoneleigh has sole voting power and sole dispositive power prior to a default by Stoneleigh under the Stoneleigh Put Option Agreement; and (iv) 1,538,430 ADSs held by Geminis Funds SPC. Ms. Koon H.A. Tse expressly disclaims beneficial ownership of such securities and the filing of this Schedule 13D shall not be construed as an admission that Ms. Koon H.A. Tse is, for the purposes of Section 13D or 13G of the Act, as amended, the beneficial owner of any securities covered by this Schedule 13D.

(2)

This percentage is calculated based on 66,020,679 Class A Ordinary Shares (including underlying Class A Ordinary Shares represented by ADSs) of the Issuer expected to be issued and outstanding as of the close of business on November 25, 2022, as reported in the Issuer’s Form of Proxy For Annual General Meeting, filed as Exhibit 99.3 to the Form 6-K filed with the Securities and Exchange Commission on November 23, 2022.

CUSIP No. 30711Y300	13D	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS James T.Y. Yang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,970,340(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,970,340(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,970,340(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.6%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Represents the number of Class A Ordinary Shares of the Issuer in the form of (i) 9,743,570 Class A Ordinary Shares held by Evenstar Master Fund SPC; (ii) 50 Class A Ordinary Shares held by ESSL; (iii) 1,688,290 Class A Ordinary Shares held by Evenstar Master Fund SPC as collateral to secure the obligations of Stoneleigh under the Stoneleigh Put Option Agreement, of which Stoneleigh has sole voting power and sole dispositive power prior to a default by Stoneleigh under the Stoneleigh Put Option Agreement; and (iv) 1,538,430 ADSs held by Geminis Funds SPC. Mr. James T.Y. Yang expressly disclaims beneficial ownership of such securities and the filing of this Schedule 13D shall not be construed as an admission that Mr. James T.Y. Yang is, for the purposes of Section 13D or 13G of the Act, as amended, the beneficial owner of any securities covered by this Schedule 13D.

(2)

This percentage is calculated based on 66,020,679 Class A Ordinary Shares (including underlying Class A Ordinary Shares represented by ADSs) of the Issuer expected to be issued and outstanding as of the close of business on November 25, 2022, as reported in the Issuer’s Form of Proxy For Annual General Meeting, filed as Exhibit 99.3 to the Form 6-K filed with the Securities and Exchange Commission on November 23, 2022.

CUSIP No. 30711Y300	13D	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS Geminis Investors Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,404,650(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,404,650(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,404,650(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Represents the number of Class A Ordinary Shares held by Evenstar Master Fund SPC as collateral to secure the obligations of Geminis Investors under the Geminis Investors Put Option Agreement, of which Geminis Investors has sole voting power and sole dispositive power prior to a default by Geminis Investors under the Geminis Investors Put Option Agreement.

(2)

This percentage is calculated based on 66,020,679 Class A Ordinary Shares (including underlying Class A Ordinary Shares represented by ADSs) of the Issuer expected to be issued and outstanding as of the close of business on November 25, 2022, as reported in the Issuer’s Form of Proxy For Annual General Meeting, filed as Exhibit 99.3 to the Form 6-K filed with the Securities and Exchange Commission on November 23, 2022.

CUSIP No. 30711Y300	13D	Page 8 of 12 Pages

Item 1.	Security and Issuer.

This Amendment No. 3 to Schedule 13D (as so amended, this “Schedule 13D”) is being filed to amend the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on July 13, 2020 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on November 18, 2020 (“Amendment No.1”) and Amendment No. 2 filed with the SEC on January 6, 2021, with respect to the Class A ordinary shares, par value HK$1.00 per share (“Class A Ordinary Shares”) of Fang Holdings Limited (formerly known as Sunfun Holdings Limited), a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, People’s Republic of China.

Item 2.	Identity and Background.

Item 2 of Amendment No.1 contains the following paragraph:

“Attached hereto as Schedule A, and incorporated herein by reference, is information concerning each director and executive officer of Evenstar Manager, Stoneleigh, Anuenue Asset Management and Geminis Investors (collectively, the “Related Persons”), which is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.”

The above paragraph is hereby amended and replaced in its entirety as follows:

“Attached hereto as Schedule A, and incorporated herein by reference, is information concerning each present director and executive officer of Evenstar Manager, Stoneleigh, Anuenue Asset Management and Geminis Investors (collectively, the “Related Persons”), which is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.”

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following:

On September 27, 2023, Evenstar Master Fund SPC, ESSL (together with Evenstar Master Fund SPC, the “Petitioners”), the Issuer and Mr. Tianquan Mo, founder and controlling shareholder of the Issuer, entered into a settlement agreement, pursuant to which the Petitioners will discontinue proceedings brought against the Issuer and Mr. Tianquan Mo in the Grand Court of Cayman Islands entitled and reported as FSD 278 of 2020 upon the terms and subject to the conditions set out therein. A copy of the settlement agreement is attached hereto as Exhibit 99.4. The description of the settlement agreement contained in this Item 4 is not intended to be complete and is qualified in its entirety by reference to such agreement as Exhibit 99.4 which is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and replaced with the following:

(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Class A Ordinary Shares and percentages of the Class A Ordinary Shares beneficially owned by the Reporting Persons. The percentage used in this Schedule 13D is calculated based on 66,020,679 Class A Ordinary Shares (including underlying Class A Ordinary Shares represented by ADSs) of the Issuer expected to be issued and outstanding as of the close of business on November 25, 2022, as reported in the Issuer’s Form of Proxy For Annual General Meeting, filed as Exhibit 99.3 to the Form 6-K filed with the SEC on November 23, 2022.

CUSIP No. 30711Y300	13D	Page 9 of 12 Pages

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D contains the following sentence:

“The disclosure set forth in Item 3 of this Schedule 13D is incorporated by reference.”

The above sentence is hereby amended and replaced in its entirety as follows:

“The disclosure set forth in Items 3 and 4 of this Schedule 13D is incorporated by reference.”

Item 7.	Materials to be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description

99.4	Settlement agreement, dated September 27, 2023

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 10, 2023

Evenstar Capital Management Limited

	By:	/s/ James T.Y. Yang
	Name:	James T.Y. Yang
	Title:	Director

Stoneleigh Int’l Limited

	By:	/s/ James T.Y. Yang
	Name:	James T.Y. Yang
	Title:	Director

Anuenue Asset Management Limited

	By:	/s/ James T.Y. Yang
	Name:	James T.Y. Yang
	Title:	Director

Koon H.A. Tse

	By:	/s/ Koon H.A. Tse

James T.Y. Yang

	By:	/s/ James T.Y. Yang

Geminis Investors Limited

	By:	/s/ Chih-Wei Kuo
	Name:	Chih-Wei Kuo
	Title:	Director

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

Executive Officers and Directors of Evenstar Manager

The names of the directors and the names and titles of the executive officers of Evenstar Manager and their addresses and principal occupations are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Evenstar Manager.

Name	Residence or Business Address	Present Principal Occupation or Employment	Citizenship
Directors:

James T.Y. Yang	29/F, 18 Pennington Street, Causeway Bay, Hong Kong	Director	United States of America

Anna Goubault	4th Floor, Century Yard, Cricket Square, PO Box 31162, George Town, Grand Cayman, KY1-1205, Cayman Islands	Director	Cayman Islands (British Overseas Territories Citizen)

Charles Thomas	4th Floor, Century Yard, Cricket Square, PO Box 31162, George Town, Grand Cayman, KY1-1205, Cayman Islands	Director Independent director of Calderwood	United Kingdom

Executive Officers:

Not applicable

Executive Officers and Directors of Stoneleigh

The names of the directors and the names and titles of the executive officers of Stoneleigh and their addresses and principal occupations are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Stoneleigh.

Name	Residence or Business Address	Present Principal Occupation or Employment	Citizenship
Directors:

James T.Y. Yang	29/F, 18 Pennington Street, Causeway Bay, Hong Kong	Director	United States of America

Executive Officers:

Not applicable

Executive Officers and Directors of Anuenue Asset Management

The names of the directors and the names and titles of the executive officers of Anuenue Asset Management and their addresses and principal occupations are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Anuenue Asset Management.

Name	Residence or Business Address	Present Principal Occupation or Employment	Citizenship
Directors:

James T.Y. Yang	29/F, 18 Pennington Street, Causeway Bay, Hong Kong	Director	United States of America

Anna Goubault	4th Floor, Century Yard, Cricket Square, PO Box 31162, George Town, Grand Cayman, KY1-1205, Cayman Islands	Director	Cayman Islands (British Overseas Territories Citizen)

Charles Thomas	4th Floor, Century Yard, Cricket Square, PO Box 31162, George Town, Grand Cayman, KY1-1205, Cayman Islands	Director Independent director of Calderwood	United Kingdom

Executive Officers:

Not applicable

Executive Officers and Directors of Geminis Investors

The names of the directors and the names and titles of the executive officers of Geminis Investors and their addresses and principal occupations are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Geminis Investors.

Name	Residence or Business Address	Present Principal Occupation or Employment	Citizenship
Directors:

Chih-Wei Kuo	c/o P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	Director	Taiwan

Executive Officers:

Not applicable